UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the "Company") dated August 11, 2009, announcing the Company's financial results for the second quarter and six months ended June 30, 2009 and quarterly dividend of $0.05 per share.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED
JUNE 30, 2009 RESULTS

ATHENS, Greece, August 11, 2009 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today its results for the second quarter and six months ended June 30, 2009.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, "We are pleased to announce another profitable quarter for Paragon with our strongest quarterly operating performance to date. This has been achieved through our significant charter coverage and disciplined approach to cost controls. On an adjusted basis, Paragon's financial performance during the second quarter of 2009 beat our 2008 second quarter results. Our fleet average timecharter income was higher, our daily expenses were lower and as a consequence our EBITDA was higher. As we previously announced, during the quarter we took advantage of the strengthening charter market by fixing the "Calm Seas" and "Coral Seas" on new two-year time charters. These new charter arrangements will increase our contractually fixed revenue days in 2010 and 2011 to 84% and 66%, respectively, providing us with significant stability in a potentially uncertain time in our markets. Gross contracted fleet revenue from our existing charters is approximately $323 million."

Mr. Bodouroglou concluded, "In addition, in August, we contracted to sell one of our oldest vessels, the 1995 built handymax bulkcarrier "Blue Seas," which is scheduled to be delivered to the buyers between September and December 2009. The vessel will be redelivered from the current charter in the fourth quarter of this year and therefore, we have taken the decision to sell the vessel at what we believe to be an opportune time of relative strength in asset values. Finally, I am pleased to announce that we will again pay a quarterly dividend to shareholders of $0.05 per share."

Second Quarter 2009 Financial Results:
Time charter revenue for the second quarter of 2009 was $42.3 million, compared to $40.6 million for the second quarter of 2008. The Company reported net income of $15.8 million, or $0.48 per basic and diluted share, for the second quarter of 2009, calculated on 32,816,789 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the second quarter of 2008, the Company reported net income of $24.6 million, or $0.91 per basic and diluted share, calculated on 26,927,648 weighted average number of basic shares and on 27,155,816 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the second quarter of 2009 was $16.6 million, or $0.50 and $0.51 per basic and diluted share, respectively. This compares to adjusted net income of $13.4 million, or $0.49 per basic and diluted share, for the second quarter of 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $27.2 million for the second quarter of 2009, compared to $35.6 million for the second quarter of 2008. This was calculated by adding to net income of $15.8 million for the second quarter of 2009, net interest expense and depreciation that in the aggregate amounted to $11.4 million for the second quarter of 2009. Adjusted EBITDA, excluding all non-cash items described below, was $27.3 million for the second quarter of 2009, compared to $23.7 million for the second quarter of 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the second quarter of 2009, earning an average time charter equivalent rate, or TCE rate, of $36,833 per day, compared to an average of 11 vessels during the second quarter of 2008, earning an average time charter equivalent rate of $39,027 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the second quarter of 2009 were $6.6 million, or approximately $6,005 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.2 million of share-based compensation for the period. For the second quarter of 2008, total adjusted operating expenses were $7.8 million, or approximately $7,764 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $0.1 million of share-based compensation.

Second Quarter 2009 Non-cash Items

The Company's results for the three months ended June 30, 2009 included the following non-cash items:

●
Non-cash revenue of $4.6 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $3.9 million to net income, or $0.12 to basic and diluted earnings per share, for the three months ended June 30, 2009.

●	Impairment loss on the MV Blue Seas of $6.0 million, or $0.18 per basic and diluted share.
●	An unrealized gain from interest rate swaps of $1.4 million, or $0.04 per basic and diluted share, respectively, for the three months ended June 30, 2009.
●
Non-cash expenses of $0.2 million, or $0.01 per basic and diluted share, relating to the amortization for the three months ended June 30, 2009, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items reduced net income by $0.8 million, or $0.02 to earnings per basic and diluted share, for the three months ended June 30, 2009.

Dividend Declared
The Company's Board of Directors declared a quarterly dividend of $0.05 per share with respect to the second quarter of 2009, payable on September 7, 2009 to shareholders of record as of the close of business on August 25, 2009.

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate charters for periods ranging from one to five years. The Company has secured under such contracts 98%, 84% and 66% of its fleet capacity in the remainder of 2009, in 2010 and in 2011, respectively.

Cash Flows
For the six months ended June 30, 2009, the Company generated net cash from operating activities of $43.5 million, compared to $39.4 million for the six months ended June 30, 2008. For the six months ended June 30, 2009, net cash used in investing activities was $40.0 million and net cash from financing activities was $33.3 million. For the six months ended June 30, 2008, net cash used in investing activities was $5.4 million and cash from financing activities was $16.5 million.

Six months ended June 30, 2009 Financial Results:
Time charter revenue for the six months ended June 30, 2009 was $83.9 million, compared to $81.1 million for the six months ended June 30, 2008. The Company reported net income of $35.0 million, or $1.17 per basic and diluted share for the six months ended June 30, 2009, calculated on 29,962,927 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2008, the Company reported net income of $40.4 million, or $1.51 and $1.50 per basic and diluted share, respectively, calculated on 26,601,327 weighted average number of basic shares and on 26,961,407 weighted average number of diluted shares.

Excluding all non-cash items described below, adjusted net income for the six months ended June 30, 2009 was $31.3 million, or $1.04 per basic and diluted share. This compares to adjusted net income of $27.6 million, or $1.03 and $1.02 per basic and diluted share, respectively, for the six months ended June 30, 2008. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $59.0 million for the six months ended June 30, 2009, compared to $62.8 million for the six months ended June 30, 2008. This was calculated by adding to net income of $35.0 million for the six months ended June 30, 2009, net interest expense and depreciation that in the aggregate amounted to $24.0 million for the six months ended June 30, 2009. Adjusted EBITDA, excluding all non-cash items described below, was $54.0 million for the six months ended June 30, 2009, compared to $48.6 million for the second quarter of 2008. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 12 vessels during the six months ended June 30, 2009, earning an average time charter equivalent rate, or TCE rate, of $37,004 per day, compared to an average of 11 vessels during the six months ended June 30, 2008, earning an average time charter equivalent rate of $39,063 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the six months ended June 30, 2009 were $13.6 million, or approximately $6,284 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $0.3 million of share-based compensation for the period. For the six months ended June 30, 2008, total adjusted operating expenses were $13.9 million, or approximately $6,938 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $0.3 million of share-based compensation.

Six months ended June 30, 2009 Non-cash Items

The Company's results for the six months ended June 30, 2009 included the following non-cash items:

●
Non-cash revenue of $9.2 million and depreciation expense of $1.4 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $7.8 million to net income, or $0.26 to basic and diluted earnings per share, for the six months ended June 30, 2009.

●	Impairment loss on the MV Blue Seas of $6.0 million, or $0.20 per basic and diluted share.
●	An unrealized gain from interest rate swaps of $2.2 million, or $0.07 per basic and diluted share, respectively, for the six months ended June 30, 2009.
●
Non-cash expenses of $0.3 million, or $0.01 per basic and diluted share, relating to the amortization for the six months ended June 30, 2009, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $3.7 million to net income, or $0.12 to earnings per basic and diluted share, for the six months ended June 30, 2009.

Conference Call and Webcast:
The Company's management will host a conference call to discuss its second quarter and six months ended June 30, 2009 results on August 12, 2009 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is "909".

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK), or + 30 210 94 60 929 (all other callers). The access code for the replay is "909#".

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com). Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company's current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List

The following table represents our fleet as of August 11, 2009.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data

	Quarter Ended June 30, 2008	Quarter Ended June 30, 2009
FLEET DATA
Average number of vessels (1)	11	12
Available days for fleet (2)	987	1,085
Calendar days for fleet (3)	1,001	1,092
Fleet utilization (4)	99%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,027	36,833
Time charter equivalent Adjusted (5)	31,394	32,566
Vessel operating expenses (6)	4,859	4,391
Dry-docking expenses (7)	509	23
Management fees (8)	931	792
General and administrative expenses (9) Adjusted	1,465	799
Total vessel operating expenses (10) Adjusted	7,764	6,005

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
FLEET DATA
Average number of vessels (1)	11	12
Available days for fleet (2)	1,976	2,142
Calendar days for fleet (3)	2,002	2,172
Fleet utilization (4)	99%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,063	37,004
Time charter equivalent Adjusted (5)	31,438	32,704
Vessel operating expenses (6)	4,475	4,651
Dry-docking expenses (7)	311	30
Management fees (8)	847	810
General and administrative expenses (9) Adjusted	1,305	793
Total vessel operating expenses (10) Adjusted	6,938	6,284

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, dry-docks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to net revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.
(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Quarter Ended June 30, 2008	Quarter Ended June 30, 2009

Time Charter Revenues	40,621,454	42,291,887
Less Voyage Expenses	(147,676)	(129,001)
Less Commission	(1,954,504)	(2,198,711)
Total Revenue, net of voyage expenses	38,519,274	39,964,175
Total available days	987	1,085
Time Charter Equivalent	39,027	36,833
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	40,621,454	42,291,887
Less Voyage Expenses	(147,676)	(129,001)
Less Commission	(1,954,504)	(2,198,711)
Total Revenue, net of voyage expenses	38,519,274	39,964,175
Less Amortization of Below Market Acquired Time Charters	(7,533,493)	(4,630,368)
Total Revenue, net of voyage expenses Adjusted	30,985,781	35,333,807
Total available days	987	1,085
Time Charter Equivalent Adjusted	31,394	32,566

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009

Time Charter Revenues	81,075,548	83,890,727
Less Voyage Expenses	(199,573)	(185,296)
Less Commission	(3,688,357)	(4,442,662)
Total Revenue, net of voyage expenses	77,187,618	79,262,769
Total available days	1,976	2,142
Time Charter Equivalent	39,063	37,004
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	81,075,548	83,890,727
Less Voyage Expenses	(199,573)	(185,296)
Less Commission	(3,688,357)	(4,442,662)
Total Revenue, net of voyage expenses	77,187,618	79,262,769
Less Amortization of Below Market Acquired Time Charters	(15,066,986)	(9,211,003)
Total Revenue, net of voyage expenses Adjusted	62,120,632	70,051,766
Total available days	1,976	2,142
Time Charter Equivalent Adjusted	31,438	32,704

PARAGON SHIPPING INC.
 Condensed Cash Flow Information
(Expressed in United States Dollars)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Cash and Cash Equivalents, beginning of year	31,328,637	68,441,752
Provided by (used in):
Operating Activities	39,407,185	43,520,683
Investing Activities	(5,425,000)	(40,000,000)
Financing Activities	16,488,421	33,285,103
Net increase in Cash and Cash Equivalents	50,470,606	36,805,786
Cash and Cash Equivalents, end of period	81,799,243	105,247,538

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended June 30, 2008	Quarter Ended June 30, 2009

Net Income	24,610,980	15,816,463
Plus Net Interest expense	3,161,910	2,753,980
Plus Depreciation	7,848,565	8,647,334
EBITDA	35,621,455	27,217,777
Adjusted EBITDA Reconciliation
Net Income	24,610,980	15,816,463
Non-cash revenue and depreciation due to below market acquired time charters	(6,845,232)	(3,942,900)
Impairment loss	-	6,005,000
Unrealized gain from interest rate swaps	(4,519,893)	(1,428,101)
Non-cash expenses from the amortization of share based compensation cost recognized	119,764	152,166
Adjusted Net Income	13,365,619	16,602,628
Plus Net Interest expense	3,161,910	2,753,980
Plus Depreciation (2)	7,160,304	7,959,866
Adjusted EBITDA	23,687,833	27,316,474

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009

Net Income	40,375,820	35,001,240
Plus Net Interest expense	6,690,502	6,842,145
Plus Depreciation	15,697,131	17,199,643
EBITDA	62,763,453	59,043,028
Adjusted EBITDA Reconciliation
Net Income	40,375,820	35,001,240
Non-cash revenue and depreciation due to below market acquired time charters	(13,690,463)	(7,843,622)
Impairment loss	-	6,005,000
Unrealized loss/(gain) from interest rate swaps	662,890	(2,154,422)
Non-cash expenses from the amortization of share based compensation cost recognized	254,179	302,659
Adjusted Net Income	27,602,426	31,310,855
Plus Net Interest expense	6,690,502	6,842,145
Plus Depreciation (2)	14,320,609	15,832,261
Adjusted EBITDA	48,613,537	53,985,261

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company's operating performance required by GAAP. The Company's definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessel acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended June 30, 2008	Quarter Ended June 30, 2009

Net Income	24,610,980	15,816,463
Weighted average number of Class A common shares basic	26,927,648	32,816,789
Weighted average number of Class A common shares diluted	27,155,816	32,816,789
Earnings per Class A common shares basic & diluted	0.91	0.48
Reconciliation of Net Income to Adjusted Net Income
Net Income	24,610,980	15,816,463
Non-cash revenue and depreciation due to below market acquired time charters	(6,845,232)	(3,942,900)
Impairment loss	-	6,005,000
Unrealized gain from interest rate swaps	(4,519,893)	(1,428,101)
Non-cash expenses from the amortization of compensation cost recognized	119,764	152,166
Adjusted Net Income	13,365,619	16,602,628
Weighted average number of common shares basic	26,927,648	32,816,789
Weighted average number of common shares diluted	27,155,816	32,816,789
Adjusted earnings per share basic (1)	0.49	0.50
Adjusted earnings per share diluted (1)	0.49	0.51

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company's operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009

Net Income	40,375,820	35,001,240
Weighted average number of Class A common shares basic	26,601,327	29,962,927
Weighted average number of Class A common shares diluted	26,961,407	29,962,927
Earnings per Class A common shares basic	1.51	1.17
Earnings per Class A common shares diluted	1.50	1.17
Reconciliation of Net Income to Adjusted Net Income
Net Income	40,375,820	35,001,240
Non-cash revenue and depreciation due to below market acquired time charters	(13,690,463)	(7,843,622)
Impairment loss	-	6,005,000
Unrealized loss/(gain) from interest rate swaps	662,890	(2,154,422)
Non-cash expenses from the amortization of compensation cost recognized	254,179	302,659
Adjusted Net Income	27,602,426	31,310,855
Weighted average number of common shares basic	26,601,327	29,962,927
Weighted average number of common shares diluted	26,961,407	29,962,927
Adjusted earnings per share basic (1)	1.03	1.04
Adjusted earnings per share diluted (1)	1.02	1.04

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company's operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and June 30, 2009
(Expressed in United States Dollars)
	December 31, 2008	June 30, 2009
Assets
Current assets
Cash and cash equivalents	68,441,752	105,247,538
Restricted cash	-	23,300,000
Trade receivables	372,965	1,121,634
Other receivables	1,209,230	1,749,483
Prepaid expenses	379,140	333,840
Due from management company	985,960	2,572,566
Inventories	885,665	885,812
Total current assets	72,274,712	135,210,873
Fixed assets
Vessels at cost	713,373,186	707,368,186
Less: accumulated depreciation	(51,142,696)	(68,342,339)
Total fixed assets	662,230,490	639,025,847
Other assets	1,787,988	1,150,913
Restricted cash	6,010,000	22,710,000
Above market acquired time charters	43,304	-
Other long-term receivables	74,760	860,284
Total Assets	742,421,254	798,957,917
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500
and $419,521 as of December 31, 2008 and June 30, 2009 respectively)	2,538,796	2,521,226
Accrued expenses and dividends payable	4,098,929	1,923,709
Interest rate swaps	6,407,751	7,790,034
Deferred income	3,024,423	4,229,085
Current portion of long-term debt	53,150,000	49,350,000
Total current liabilities	69,219,899	65,814,054
Long-Term Liabilities
Long-term debt	334,335,000	312,785,000
Deferred income	703,863	-
Interest rate swaps	5,247,391	1,710,686
Below market acquired time charters	24,483,822	15,229,515
Total long-term liabilities	364,770,076	329,725,201
Total Liabilities	433,989,975	395,539,255
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized,
none issued, none outstanding at December 31, 2008 and
June 30, 2009	-	-
Class A common shares, $0.001 par value; 120,000,000
authorized 27,138,515 issued and outstanding
at December 31, 2008 and 42,039,115 issued and outstanding
at June 30, 2009	27,139	42,039
Class B common shares, $0.001 par value; 5,000,000
authorized, none issued and outstanding at December 31, 2008
and June 30, 2009	-	-
Additional paid-in capital	318,515,490	381,578,519
Accumulated (deficit)/earnings	(10,111,350)	21,798,104
Total shareholders' equity	308,431,279	403,418,662
Total Liabilities and Shareholders' Equity	742,421,254	798,957,917

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Income
For the three months ended June 30, 2008 and 2009
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	June 30, 2008	June 30, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $7,533,493 and $4,630,368 for the
three months ended June 30, 2008 and 2009, respectively)	40,621,454	42,291,887
Less: commissions	1,954,504	2,198,711
Net Revenue	38,666,950	40,093,176
Expenses/(Income)
Voyage expenses	147,676	129,001
Vessels operating expenses (including expenses charged by a
related party of $41,791 and $52,000 for the three months ended
June 30, 2008 and 2009, respectively)	4,864,057	4,795,187
Dry-docking expenses	509,936	24,593
Management fees charged by a related party	931,831	864,632
Depreciation	7,848,565	8,647,334
General and administrative expenses (including share
based compensation of $119,764 and $152,166 for the three months ended
June 30, 2008 and 2009, respectively)	1,586,699	1,024,812
Impairment loss	-	6,005,000
Gain from vessel early redelivery	-	(251,855)
Operating Income	22,778,186	18,854,472

Other Income/(Expenses)
Interest and finance costs	(3,482,532)	(2,897,944)
Gain/(Loss) on interest rate swaps	4,105,821	(241,441)
Interest income	320,622	143,964
Other Income	912,351	-
Foreign currency loss	(23,468)	(42,588)
Total Other Expenses, net	1,832,794	(3,038,009)
Net Income	24,610,980	15,816,463

Earnings per Class A common share, basic	$0.91	$0.48
Earnings per Class A common share, diluted	$0.91	$0.48
Weighted average number of Class A common shares,
basic	26,927,648	32,816,789
Weighted average number of Class A common shares,
diluted	27,155,816	32,816,789

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Income
For the six months ended June 30, 2008 and 2009
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $15,066,986 and $9,211,003 for the
six months ended June 30, 2008 and 2009, respectively)	81,075,548	83,890,727
Less: commissions	3,688,357	4,442,662
Net Revenue	77,387,191	79,448,065
Expenses/(Income)
Voyage expenses	199,573	185,296
Vessels operating expenses (including expenses charged by a
related party of $64,865 and $100,200 for the six months ended
June 30, 2008 and 2009, respectively)	8,959,711	10,101,182
Dry-docking expenses	622,458	64,257
Management fees charged by a related party	1,696,595	1,760,272
Depreciation	15,697,131	17,199,643
General and administrative expenses (including share
based compensation of $254,179 and $302,659 for the six months ended
June 30, 2008 and 2009, respectively)	2,865,970	2,026,252
Impairment loss	-	6,005,000
Gain from vessel early redelivery	-	(251,855)
Operating Income	47,345,753	42,358,018

Other Income/(Expenses)
Interest and finance costs	(7,571,130)	(7,206,311)
Loss on interest rate swaps	(1,076,962)	(534,371)
Interest income	880,628	364,166
Other income	912,351	-
Foreign currency (loss)/gain	(114,820)	19,738
Total Other Expenses, net	(6,969,933)	(7,356,778)
Net Income	40,375,820	35,001,240

Earnings per Class A common share, basic	$1.51	$1.17
Earnings per Class A common share, diluted	$1.50	$1.17
Weighted average number of Class A common shares,
basic	26,601,327	29,962,927
Weighted average number of Class A common shares,
diluted	26,961,407	29,962,927

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2009
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated (Deficit)/Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	14,900,600	14,900	63,063,029		63,077,929
Dividends declared (0.05 per share)				(3,091,786)	(3,091,786)
Net Income				35,001,240	35,001,240
Balance June 30, 2009	42,039,115	42,039	381,578,519	21,798,104	403,418,662

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2008 and 2009
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009

Cash flows from operating activities
Net Income……………………………………………………..	40,375,820	35,001,240
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	15,697,131	17,199,643
Impairment loss	-	6,005,000
Amortization of below and above market acquired time charters	(15,066,986)	(9,211,003)
Amortization of financing costs	282,381	825,125
Share based compensation	254,179	302,659
Unrealized loss/(gain) on interest rate swaps	662,890	(2,154,422)
Changes in assets and liabilities
Decrease/(Increase) in trade receivables	211,091	(748,669)
(Increase)/Decrease in other receivables	(736,007)	354,475
Decrease in prepaid expenses	189,197	45,300
Increase in inventories	(15,357)	(147)
Increase in due from management company	(203,799)	(1,586,606)
Increase in other long term receivables	(201,626)	(785,524)
Increase/(Decrease) in trade accounts payable	935,226	(17,570)
Decrease in accrued expenses	(1,925,885)	(2,209,617)
Decrease in due to management company	(1,642,805)	-
Increase in deferred income	591,735	500,799
Net cash from operating activities	39,407,185	43,520,683
Cash flow from Investing Activities
Advances for vessel acquisitions	(7,925,000)	-
Repayment of restricted cash	3,000,000	-
Increase in restricted cash	(500,000)	(40,000,000)
Net cash used in investing activities	(5,425,000)	(40,000,000)
Cash flows from financing activities
Proceeds from long-term debt	60,000,000	30,000,000
Repayment of long-term debt	(33,190,000)	(55,350,000)
Payment of financing costs	(434,289)	(188,050)
Proceeds from the issuance of Class A common shares	13,517,250	64,213,820
Class A common share offering costs		(2,298,881)
Dividends paid	(23,404,540)	(3,091,786)
Net cash from financing activities	16,488,421	33,285,103
Net Increase in cash and cash equivalents	50,470,606	36,805,786
Cash and cash equivalents at the beginning of the period	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	81,799,243	105,247,538
Supplemental disclosure of cash flow information
Cash paid during the period for interest	7,071,170	7,882,486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 11, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer